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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 4, 2007

BIOMIRA INC.
(Translation of registrant's name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☒
(for past years ending in calendar year 1996)	(commencing in calendar year 1997)

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On October 4, 2007, Biomira Inc. ("Biomira") filed with the System for Electronic Document Analysis and Retrieval in Canada a copy of the Amendment No. 1 to Form S-4 and its exhibits filed with the United States Securities and Exchange Commission by Oncothryeon Inc., formerly known as Biomira Corporation. A copy of the Amendment No. 1 to Form S-4 is attached to this report as Exhibit 1 and a copy of the exhibits is attached as Exhibit 2.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Oncothryeon Inc. Amendment No. 1 to Form S-4 dated September 27, 2007
2	Exhibits to Oncothryeon Inc. Amendment No. 1 to Form S-4 dated September 27, 2007

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)
Date: October 4, 2007	By:	/s/ EDWARD A. TAYLOR Edward A. Taylor Vice President, Finance & Administration and Chief Financial Officer

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EXPLANATORY NOTE
EXHIBIT INDEX
SIGNATURE